UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2020

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On March 1, 2020, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors (the “Investors”) in connection with the issuance and sale by the Company in a registered direct offering (the “Offering”) of 2,093,750 of the Company’s ordinary shares, par value NIS 0.40 per share (the “Ordinary Shares” and, such number of Ordinary Shares issued and sold in the Offering, the “Offered Shares”), and warrants (the “Investor Warrants”) to purchase up to 2,093,750 of Ordinary Shares (the “Investor Warrant Shares”), at a combined purchase price of $8.00 per Offered Share and associated Investor Warrant to purchase one Ordinary Share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-232009) and a related base prospectus, together with the related prospectus supplement dated as of March 1, 2020 (such registration statement, prospectus and prospectus supplement, collectively, the “Registration Statement”), filed with the Securities and Exchange Commission. The Investor Warrants are exercisable at a price of $9.00 per Ordinary Share, exercisable immediately upon issuance and for a period of two years from the issuance date.

H.C. Wainwright & Co. (“Wainwright”) acted as placement agent in connection with Offering, and in consideration therefor the Company agreed to register and issue to Wainwright warrants (the “Placement Agent Warrants”, and together with the Investor Warrants, the “Warrants”) to purchase up to 146,563 Ordinary Shares (the “Placement Agent Warrant Shares”, and together with the Investor Warrant Shares, the “Warrant Shares”) pursuant to the Registration Statement. The Placement Agent Warrants are exercisable at a price of $10.00 per Ordinary Share, exercisable immediately upon issuance and for a period of two years from the issuance date. In addition, the Company agreed to pay Wainwright an aggregate cash fee equal to 7.0% of the gross proceeds raised in the Offering, a management fee equal to 1.0% of the gross proceeds raised in the Offering, $95,000 for non-accountable expenses, and $12,900 for clearing fees.

The closing of the issuance of the Offered Shares, the Investor Warrants and the Placement Agent Warrants occurred on March 4, 2020, and the Company issued a press release in connection therewith, which is attached hereto as Exhibit 99.2.

The net proceeds from the Offering were approximately $15.27 million after deducting Wainwright’s fees and other estimated expenses relating to the Offering. The Company intends to use the net proceeds from the Offering for clinical, regulatory, manufacturing and research and development activities, potential acquisitions and in-licensing, as well as for working capital and other general corporate purposes.

The Securities Purchase Agreement includes customary representations, warranties and covenants by the Company and the Investors. Additionally, the Company has agreed to provide the Investors with customary indemnification under the Securities Purchase Agreement.

The foregoing description of the Securities Purchase Agreement, the Investor Warrants and the Placement Agent Warrants is only a summary and is qualified in its entirety by reference to the complete text of the form of Securities Purchase Agreement, the form of Investor Warrant and the form of Placement Agent Warrant, copies of which are attached as Exhibit 1.1. Exhibit 4.1 and Exhibit 4.2, respectively, to this Report on Form 6-K and are incorporated by reference herein and into the Company’s registration statements on Forms F-3 (File No. 333-232413 and File No. 333-232009), filed with the Securities and Exchange Commission.

Copies of the opinion of Yigal Arnon & Co. regarding the validity of the Offered Shares and the Warrant Shares and the opinion of Greenberg Traurig, LLP regarding the validity of the Warrants are filed as Exhibit 5.1 and Exhibit 5.2, respectively, to this Report on Form 6-K and are incorporated by reference into the Company’s registration statements on Forms F-3 (File No. 333-232413 and File No. 333-232009), filed with the Securities and Exchange Commission.

Exhibit No.

1.1	Form of Securities Purchase Agreement.
4.1	Form of Investor Warrant.
4.2	Form of Placement Agent Warrant
5.1	Opinion of Yigal Arnon & Co.
5.2	Opinion of Greenberg Traurig, LLP
23.1	Consent of Yigal Arnon & Co. (set forth in Exhibit 5.1).
23.2	Consent of Greenberg Traurig, LLP (set forth in Exhibit 5.2).
99.1	Press Release issued by Enlivex Therapeutics Ltd. on March 3, 2020.
99.2	Press Release issued by Enlivex Therapeutics Ltd. on March 5, 2020 with respect to the Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Shai Novik
Name:	Shai Novik
Title:	Executive Chairman

Date: March 5, 2020

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